Exhibit 99.1

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2024	2023

ASSETS
CURRENT ASSETS
Cash	$376,206	$189,005
Accounts receivable, net	176,988	237,474
Prepayments	150,966	-
Other receivables	19,293	1,711
Other receivable, related party	20,557	-
Prepaid expenses and other current assets	207,358	192,412
Current assets of discontinued operations	104,991	102,839
Total Current Assets	1,056,359	723,441

PROPERTY AND EQUIPMENT, NET	9,960	6,732
PROPERTY AND EQUIPMENT, NET OF DISCONTINUED OPERATIONS	-	-
TOTAL PROPERTY AND EQUIPMENT, NET	9,960	6,732

OTHER ASSETS
Prepaid expenses - non-current	330,729	380,073
Intangible assets, net	350,847	-
Operating lease right-of-use assets	252,433	168,278
Finance lease right-of-use assets	27,614	31,984
Total Other Assets	961,623	580,335

Total Assets	$2,027,942	$1,310,508

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES
Short term loans - private lenders	$143,139	$-
Short term loans - related parties	143,255	759,442
Convertible notes	2,140,682	2,413,125
Convertible notes - related parties	46,377	-
Accounts payable	37,904	1,289
Other payables and accrued liabilities	1,959,302	1,887,412
Other payables - related parties	579,116	696,495
Operating lease liabilities	202,321	121,776
Finance lease liabilities	4,522	5,071
Taxes payable	220,841	208,655
Current liabilities of discontinued operations	2,406,571	2,624,068
Total Current Liabilities	7,884,030	8,717,333

OTHER LIABILITIES
Deferred tax liabilities	80,099	-
Operating lease liabilities - non-current	50,112	46,501
Finance lease liabilities - non-current	25,211	28,610
Total Other Liabilities	155,422	75,111

Total Liabilities	8,039,452	8,792,444

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ DEFICIT
Ordinary shares, no par value, unlimited shares authorized, 35,744,299 shares and 24,627,509 shares outstanding as of June 30, 2024 and December 31, 2023, respectively	45,693,774	27,430,187
Accumulated deficit	(51,571,099)	(34,743,270)
Accumulated other comprehensive loss	(145,852)	(185,468)
Total Euda Health Holdings Limited Shareholders’ Deficit	(6,023,177)	(7,498,551)

Noncontrolling interests	11,667	16,615
Total Shareholders’ Deficit	(6,011,510)	(7,481,936)

Total Liabilities and Shareholders’ Deficit	$2,027,942	$1,310,508

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended
	June 30,	June 30,
	2024	2023

REVENUES
Property management services	$1,908,048	$1,803,010
Total Revenues	1,908,048	1,803,010

COST OF REVENUES
Property management services	1,465,976	1,359,320
Total Cost of Revenues	1,465,976	1,359,320

GROSS PROFIT	442,072	443,690

OPERATING EXPENSES:
Selling	34,938	377,472
General and administrative	1,996,594	2,781,972
Impairment loss on intangible assets	14,755,560	-
Total Operating Expenses	16,787,092	3,159,444

LOSS FROM OPERATIONS	(16,345,020)	(2,715,754)

OTHER INCOME (EXPENSE)
Interest expense, net	(42,962)	(1,276)
Change in fair value of prepaid forward purchase liabilities	-	(1,303,658)
Loss on settlement of prepaid forward contracts	-	(2,635,816)
Loss on debt settlement	(448,000)	(645,612)
Other income, net	86,729	112,351
Total Other Expense, net	(404,233)	(4,474,011)

LOSS BEFORE INCOME TAXES	(16,749,253)	(7,189,765)

BENEFIT FOR INCOME TAXES	(979)	-

NET LOSS FROM CONTINUING OPERATIONS	(16,748,274)	(7,189,765)

NET LOSS FROM DISCONTINUED OPERATIONS, net of income taxes	(84,673)	(1,323,406)

NET LOSS	(16,832,947)	(8,513,171)

Less: Net income (loss) attributable to noncontrolling interest from continuing operations	(5,118)	1,132

NET LOSS ATTRIBUTABLE TO EUDA HEALTH HOLDINGS LIMITED	$(16,827,829)	$(8,514,303)

NET LOSS	$(16,832,947)	$(8,513,171)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	39,786	23,382

TOTAL COMPREHENSIVE LOSS	(16,793,161)	(8,489,789)

Less: Comprehensive income attributable to noncontrolling interest	(4,948)	1,250

COMPREHENSIVE LOSS ATTRIBUTABLE TO EUDA HEALTH HOLDINGS LIMITED	$(16,788,213)	$(8,491,039)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	28,370,557	21,125,241

LOSS PER SHARE
Basic and diluted - continuing operations	$(0.59)	$(0.34)
Basic and diluted - discontinued operations	$(0.00)	$(0.06)
Total	$(0.59)	$(0.40)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ DEFICIT

					Accumulated
			Shares		other
	Ordinary shares		subscription	Accumulated	comprehensive	Noncontrolling
	Shares	Capital	receivable	deficit	loss	interest	Total
BALANCE, December 31, 2023	24,627,509	$27,430,187	$-	$(34,743,270)	$(185,468)	$16,615	$(7,481,936)
Net loss	-	-	-	(16,827,829)	-	(5,118)	(16,832,947)
Issuance of ordinary shares through private placements	50,000	50,000	-	-	-	-	50,000
Issuance of ordinary shares upon conversion of convertible notes	1,500,000	1,500,000	-	-	-	-	1,500,000
Issuance of ordinary shares upon settlement of debts	995,362	1,713,587	-	-	-	-	1,713,587
Issuance of ordinary shares in assets acquisition	8,571,428	15,000,000	-	-	-	-	15,000,000
Foreign currency translation adjustments	-	-	-	-	39,616	170	39,786
BALANCE, June 30, 2024 (Unaudited)	35,744,299	$45,693,774	$-	$(51,571,099)	$(145,852)	$11,667	$(6,011,510)

					Accumulated
			Shares		other
	Ordinary shares		subscription	Accumulated	comprehensive	Noncontrolling
	Shares	Capital	receivable	deficit	loss	interest	Total
BALANCE, December 31, 2022	20,191,770	$21,308,969	$-	$(24,703,789)	$(125,689)	$13,478	$(3,507,031)
Net loss	-	-	-	(8,514,303)	-	1,132	(8,513,171)
Issuance of ordinary shares through private placements	740,000	740,000	(80,000)	-	-	-	660,000
Receipts of private placement funds in advance	-	30,000	-	-	-	-	30,000
Modification of convertible notes	-	435,204	-	-	-	-	435,204
Issuance of ordinary shares upon conversion of convertible notes	989,100	989,100	-	-	-	-	989,100
Issuance of ordinary shares upon settlement of debts	1,056,639	1,538,914	-	-	-	-	1,538,914
Issuance of ordinary shares upon settlement of prepaid forward contracts	1,600,000	2,368,000	-	-	-	-	2,368,000
Foreign currency translation adjustments	-	-	-	-	23,264	118	23,382
BALANCE, June 30, 2023 (Unaudited)	24,577,509	$27,410,187	$(80,000)	$(33,218,092)	$(102,425)	$14,728	$(5,975,602)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	June 30	June 30
	2024	2023
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(16,832,947)	$(8,513,171)
Net loss income from discontinued operations	(84,673)	(1,323,406)
Net loss income from continuing operations	(16,748,274)	(7,189,765)
Adjustments to reconcile net loss to net cash used in operating activities of continuing operations:
Depreciation	2,327	2,574
Amortization of intangible assets	5,631	-
Amortization of operating right-of-use asset	68,079	56,490
Amortization of finance right-of-use assets	3,550	5,219
Provision for credit losses	-	2,475
Deferred taxes benefits	(979)	-
Gain on termination of finance lease	-	(7,210)
Impairment loss on long-lived assets	14,755,560	-
Change in fair value of prepaid forward purchase liabilities	-	1,303,658
Loss on settlement of prepaid forward contracts	-	2,635,816
Loss on debt settlement	448,000	645,612
Gain from forgiveness on promissory note	-	(10,000)
Change in operating assets and liabilities
Accounts receivable	54,602	(7,261)
Other receivables	(17,588)	(5,884)
Prepaid expenses and other current assets	38,916	33,096
Prepayments	(150,648)	-
Accounts payable	28,101	4,026
Other payables and accrued liabilities	442,178	94,627
Taxes payable	17,814	(18,757)
Operating lease liability	(68,079)	(56,490)
Net cash used in operating activities from continuing operations	(1,120,810)	(2,511,774)
Net cash (used in) provided by operating activities from discontinued operations	(137,787)	335,273
Net cash used in operating activities	(1,258,597)	(2,176,501)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(1,151)	(1,098)
Purchases of intangible assets	(18,615)	-
Cash acquired through assets acquisition	15,745	-
Net cash used in investing activities from continuing operations	(4,021)	(1,098)
Net cash provided by investing activities from discontinued operations	-	-
Net cash used in investing activities	(4,021)	(1,098)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds received from convertible notes	1,500,000	-
Repayments of convertible note	(300,000)	-
Proceeds received from Issuance of ordinary shares through private placements	50,000	660,000
Receipts of private placement funds in advance	-	30,000
Proceeds from short-term loans - private lenders	267,216	-
Repayments to short-term loans - private lenders	(123,092)	-
Proceeds received from short-term loans - related parties	139,190	715,073
Borrowings from other payables - related parties	62,848	326,185
Payment of finance lease liabilities	(3,079)	(4,001)
Borrowings from (repayments to) discontinued operations entities	(293,308)	376,471
Net cash provided by financing activities from continuing operations	1,299,775	2,103,728
Net cash provided by (used in) financing activities from discontinued operations	197,739	(392,209)
Net cash provided by financing activities	1,497,514	1,711,519

EFFECT OF EXCHANGE RATE CHANGES	(41,872)	2,081

NET CHANGE IN CASH	193,024	(463,999)

CASH, beginning of the period	197,554	784,485

CASH, end of the period	390,578	320,486

Less: Cash from discontinued operations	(14,372)	(28,043)

Cash from continuing operations, end of period	$376,206	$292,443

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$11,533	$9,353
Cash paid for interest	$37,024	$8,470

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial recognition of operating right-of-use assets and lease liabilities	$154,005	$346,556
Initial recognition of financing right-of-use assets and lease liabilities	$-	$36,387
Derecognition of financing right-of-use assets upon lease termination	$-	$12,983
Derecognition of financing lease liabilities upon lease termination	$-	$19,394
Modification of convertible notes	$-	$435,204
Issuance of ordinary shares upon conversion of convertible notes	$1,500,000	$989,100
Issuance of ordinary shares upon settlement of debts	$1,713,587	$1,538,914
Issuance of ordinary shares upon settlement of prepaid forward contracts	$-	$2,368,000
Issuance of ordinary shares in assets acquisition	$15,000,000	$-
Issuance of convertible notes in settlement of short-term loans related parties, and other payables - related party	$935,377	$-
Initial recognition of payables to former subsidiary upon disposal of subsidiary	$-	$-
Conversion of debt into a promissory note	$-	$-
Conversion of debts into convertible notes	$-	$-
Forgiveness of debt by a related party	$-	$-
Issuance of ordinary shares upon the Reverse Recapitalization	$-	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 1– Nature of business and organization

EUDA Health Holdings Limited, which until November 17, 2022 was known as 8i Acquisition 2 Corp. (the “Company”, “EUDA” or “8i”) is a company incorporated on January 21, 2021, under the laws of the British Virgin Islands for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (a “Initial Business Combination”). The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Company’s efforts to identify a prospective target business were not limited to a particular industry or geographic location (excluding China). The Articles of Association prohibited the Company from undertaking the Initial Business Combination with any entity that conducts a majority of its business or is headquartered in China (including Hong Kong and Macau).

On November 17, 2022 (the “Closing Date”), EUDA Health Holdings Limited, a British Virgin Islands business company (formerly known as 8i Acquisition 2 Corp.) (the “Company”), consummated the business combination contemplated by the Share Purchase Agreement (the “SPA”) between 8i Acquisition 2 Corp., a BVI business company (“8i”), EUDA Health Limited, a British Virgin Islands business company (“EHL”), Watermark Developments Limited, a British Virgin Islands business company (“Watermark” or the “Seller”), and Kwong Yeow Liew, dated April 11, 2022 and amended May 30, 2022, June 10, 2022, and September 7, 2022. As contemplated by the SPA, a business combination between 8i and EHL was effected by the purchase by 8i of all of the issued and outstanding shares of EHL from the Seller (the “Share Purchase”), resulting in EHL becoming a wholly owned subsidiary of 8i. In addition, in connection with the consummation of the Share Purchase, 8i has changed its name to “EUDA Health Holdings Limited.”

Reorganization under EUDA Health Limited (“EHL”)

On August 3, 2021, EHL completed a reverse recapitalization (“Reorganization”) under common control of its then existing shareholders, who collectively owned all of the equity interests of Kent Ridge Health Private Limited (“KRHPL”), a holding company incorporated under the laws of the Singapore prior to the Reorganization, through the following transaction.

●	On July 24, 2021, EHL acquired 100% of the equity interests in Kent Ridge Healthcare Singapore Private Limited (“KRHSG”) through KRHPL for consideration of SG$1.0.
●	On July 24, 2021, EHL acquired 100% of the equity interests in EUDA Private Limited (“EUDA PL”) through KRHPL for consideration of SG$1.0.
●	On August 1, 2021, Kent Ridge Health Limited (“KRHL”), EHL’s wholly owned subsidiary, acquired 100% of the equity interests in Super Gateway Group Limited (“SGGL”) through KRHPL for consideration of SG$1.0.
●	On August 3, 2021, EHL acquired 100% of the equity interests in Singapore Emergency Medical Assistance Private Limited (“SEMA”) through KRHPL for no consideration.

Before and after the Reorganization, the Company, together with its subsidiaries (as indicated above), is effectively controlled by the same shareholders, and therefore the Reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements in accordance with ASC 805-50-45-5.

Reorganization under KRHPL

Prior to the Reorganization, KRHPL entered into a Sales and Purchase of Shares Agreement (“KRHSG Agreement”) with the sole shareholder of KRHSG who is under common control of the majority shareholders of KRHPL on December 2, 2019. Pursuant to the KRHSG Agreement, KRHPL will acquire 100% of the equity interests in KRHSG (“Reorganization of KRHSG”) for a total consideration of SG$1.0 (“Total Consideration”). The transaction was completed and effective on January 3, 2020. Since KRHSG and KRHPL are effectively controlled by the same shareholders of EHL, and therefore the Reorganization is under common control at carrying value. The financial statements of KRHSG are prepared on the basis as if the restructuring of KRHSG became effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements of EHL.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Prior to the Reorganization, KRHPL entered into a Sales and Purchase of Shares Agreement (“EUDA PL Agreement”) with the sole shareholder of EUDA PL who is under common control of the majority shareholders of KRHPL on December 2, 2019. Pursuant to the EUDA PL Agreement, KRHPL will acquire 100% of the equity interests in EUDA PL (“Reorganization of EUDA PL”) for a total consideration of SG$1.0 (“Total Consideration”). The transaction was completed and effective on January 3, 2020. Since EUDA PL and LRHPL are effectively controlled by the same shareholders of EHL, and therefore the Reorganization is under common control at carrying value. The financial statements of EUDA PL are prepared on the basis as if the restructuring of EUDA PL became effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements of EHL.

Prior to the Reorganization, KRHPL entered into a Sales and Purchase of Shares Agreement (“SEMA Agreement”) with the sole shareholder of SEMA who is effectively controlled by the same shareholders of KRHPL on December 31, 2019. Pursuant to the SEMA PL Agreement, KRHPL will acquire 100% of the equity interests in SEMA (“Reorganization of SEMA”) for no consideration. SEMA is a holding company and has no operations prior to December 31, 2019.

The Company, through its subsidiaries, operates in a single business segment focused on property management services, providing services to shopping malls, office buildings, and residential apartments after the discontinuation of its medical service operation in September 2023.

In September 2023, the Company’s Board of Directors (the “Board”) resolved on the plan to streamline its medical services practice, which was carried out through the entities of Kent Ridge Healthcare Singapore Pte. Ltd., EUDA Private Limited, Zukitek Vietnam Private Limited Liability Company, Singapore Emergency Medical Assistance Private Limited, EUDA Doctor Private Limited, Kent Ridge Hill Private Limited, Zukitech Private Limited, KR Digital Pte. Ltd., and Zukihealth Sdn. Bhd. as the Company is in the process of transitioning its business to other medical service fields. The streamlining of the Company’s medical services practice was accounted for as a discontinued operation because it represented a strategic shift that had a major effect on the Company’s operations and financial results in accordance with ASC 205-20-45. Accordingly, assets, liabilities, results of operations, and cash flows related to its medical service practice have been reflected in the accompanying unaudited condensed consolidated financial statements as discontinued operation for all periods presented. The unaudited condensed consolidated balance sheets as of June 30, 2024 and audited consolidated financial statements as of December 31, 2023, unaudited condensed consolidated statements of operations and comprehensive loss and unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2024 and 2023 have been adjusted to reflect this change (see Note 4).

Recent development

Acquisition of Fortress Cove Limited

On May 6, 2024, the Company entered into a share purchase agreement (“Share Purchase Agreement”)with certain persons named therein (the “Share Purchase Agreement”) for the acquisition of all outstanding shares of Fortress Cove Limited (“Fortress Cove”), a British Virgin Islands company which is the sole legal and beneficial owner of the entire share capital of CK Health Plus Sdn Bhd, a Malaysian company (“CK Health”) in the direct sale business of holistic wellness consumer products in Malaysia. Pursuant to the Share Purchase Agreement, EUDA has agreed to acquire the entire issued capital of Fortress Cove for an aggregate consideration of 10,000,000 (“ Consideration Shares”) newly issued ordinary shares, valued at approximately $15.0 million based upon the enterprise fair value of CK Health appraised by an independent third-party valuation firm. An additional one million ordinary shares will be issued to the persons named in the Share Purchase Agreement if certain financial performance milestones based on CK Health’s net income for the fiscal years 2024 and 2025 are met. The acquisition closed on May 8, 2024 (see Note 5).

On July 1, 2024, Meng Dong Tan, Guohui Zhang, Xin Zhang, Yew Phang Chong, and Yew Yen Chong (the “Surrendering Shareholders”) entered into a share surrender deed with the Company. Under this agreement, the Company determined that the number of Consideration Shares that should have been issued to the Surrendering Shareholders was 8,571,428 in aggregate, based on the $1.75 per share price, which was the closing bid price quoted on Nasdaq on May 7, 2024, the date immediately preceding the completion date. The Surrendering Shareholders agreed to surrender an aggregate of 1,428,572 fully paid Consideration Shares to the Company for no consideration, subject to the terms of the deed.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The accompanying unaudited condensed consolidated financial statements reflect the activities of EUDA and each of the following entities:

Name	Background		Ownership
EUDA Health Limited (“EHL”)	●	A British Virgin Islands company	100% owned by EUDA
	●	Incorporated on June 8, 2021
	●	A holding Company
Kent Ridge Healthcare Singapore Pte. Ltd. (“KRHSG”) (1)	●	A Singapore company	100% owned by EHL
	●	Incorporated on November 9, 2017
	●	Multi-care specialty group offering range of specialty care services to patients.
EUDA Private Limited (“EUDA PL”) (1)	●	A Singapore company	100% owned by EHL
	●	Incorporated on April 13, 2018
	●	A digital health company that provides a platform to serve the healthcare industry
Zukitek Vietnam Private Limited Liability Company (“ZKTV PL”) (1)	●	A Vietnam company	100% owned by EUDA PL
	●	Incorporated on May 2, 2019
	●	A Research and Development Company

Singapore Emergency Medical Assistance Private Limited (“SEMA”) (1)	●	A Singapore company	100% owned by EHL
	●	Incorporated March 18, 2019
	●	A holding company
The Good Clinic Private Limited (“TGC”)(1)	●	A Singapore company	100% owned by SEMA
	●	Incorporated on April 8, 2020
	●	Medical facility general practice clinic that provides holistic care for various illnesses
EUDA Doctor Private Limited (“ED PL”) (1) (2)	●	A Singapore company	100% owned by EHL
	●	Incorporated on December 1, 2021
	●	A platform solution for doctors and physicians to find, connect, and collaborate with trusted peers, specialists, and other professionals
	●	Operation has not been commenced
Kent Ridge Hill Private Limited (“KR Hill PL”) (1) (2)	●	A Singapore company	100% owned by EHL
	●	Incorporated on December 1, 2021
	●	A B2B2C pharmaceutical and OTC drugs e-commerce platform to promote its drug products
	●	Operation has not been commenced
Kent Ridge Health Limited (“KRHL”)	●	A British Virgin Islands company	100% owned by EHL
	●	Incorporated on June 8, 2021
	●	A holding company
Zukitech Private Limited (“ZKT PL”) (1) (2)	●	A Singapore company	100% owned by KRHL
	●	Incorporated on June 13, 2019
	●	A holding company
Super Gateway Group Limited (“SGGL”)	●	A British Virgin Islands company	100% owned by KRHL
	●	Incorporated on April 18, 2008
	●	A holding company
Universal Gateway International Pte. Ltd. (“UGI”)	●	A Singapore company	98.3% owned by SGGL
	●	Incorporated on September 30, 2000
	●	Registered capital of RMB 5,000,000
	●	A holding company
Melana International Pte. Ltd. (“Melana”)	●	A Singapore company	100% owned by UGI
	●	Incorporated on September 9, 2000
	●	Property management service that services shopping malls, business office building, or residential apartments

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Tri-Global Security Pte. Ltd. (“Tri-Global”)	●	A Singapore company	100% owned by UGI
	●	Incorporated on August 10, 2000
	●	Property security service that services shopping malls, business office building, or residential apartments
UG Digitech Private Limited (“UGD”)	●	A Singapore company	100% owned by UGI
	●	Incorporated on August 16, 2001
	●	A holding company
Nosweat Fitness Company Private Limited (“NFC”) (2)	●	A Singapore company	100% owned by KRHL
	●	Incorporated on July 6, 2021
	●	A virtual personal training platform for fitness enthusiasts
	●	Operation has not been commenced
True Cover Private Limited (“TCPL”) (2)	●	A Singapore company	100% owned by KRHL
	●	Incorporated on December 1, 2021
	●	A B2B e-claims healthcare insurance platform
	●	Operation has not been commenced
KR Digital Pte. Ltd. (“KR Digital”) (1) (2)	●	A Singapore company	100% owned by KRHL
	●	Incorporated on December 29, 2021
	●	Development of software and applications
	●	Operation has not been commenced
Zukihealth Sdn. Bhd. (“Zukihealth”) (1) (3)	●	A Malaysian company	100% owned by KR Digital
	●	Incorporated on February 15, 2018
	●	Distribution of health care supplement products
	●	Operation has not been commenced
Euda Health Pte. Ltd.	●	A Singapore company
	●	Incorporated on May 26, 2023	100% owned by EHL
	●	Management consultancy services for healthcare organization
Fortress Cove Limited (“Fortress Cove”)	●	British Virgin Islands company	100% owned by EUDA
	●	Incorporated on November 2, 2023
	●	A holding company
CK Health Plus Sdn Bhd (“CK Health”)	●	A Malaysian company	100% owned by Fortress Cove
	●	Incorporated on November 23, 2023
	●	Direct sale of holistic wellness consumer products in Malaysia

(1)	These entities were presented as a discontinued operation in accompanying unaudited condensed consolidated financial statements.

(2)	On December 4, 2023, these entities were struck off and dissolved.

(3)	On August 16, the Company disposed 100% equity interest in Zukiheath to Alfred Lim who is the executive director of the Company with no consideration.

Note 2 – Going concern

In assessing the Company’s going concern, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Debt financing in the form of short-term borrowings from bank, private lender, third parties and related parties and cash generated from operations have been utilized to finance the working capital requirements of the Company. As of June 30, 2024, the Company’s working capital deficit was approximately $6.8 million, and the Company had cash of approximately $0.4 million. The Company has experienced recurring losses from operations and negative cash flows from operating activities since 2020. In addition, the Company had, and may potentially continue to have, an ongoing need to raise additional cash from outside sources to fund its expansion plan and related operations. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these unaudited condensed consolidated financial statements are issued.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

If the Company is unable to generate sufficient funds to finance the working capital requirements of the Company within the normal operating cycle of a twelve-month period from the date of these financial statements are issued, the Company may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from Singapore banks and other financial institutions or private lender;

●	equity financing.

The Company can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

The unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Management is trying to alleviate the going concern risk by securing various financing resources, including but not limited to borrowing from the Company’s shareholders and the possibility of raising funds through a future public offering. The Company has committed to providing continuing financial support to the Company and its subsidiaries, enabling it to meet its liabilities as and when required for the next twelve months. Accordingly, the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements as of June 30, 2024, and for the six months ended June 30, 2024 and 2023 reflect all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flow for such interim periods. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of results to be expected for the full year of 2024. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto, included in the Form 20-K for the fiscal year ended December 31, 2023, which was filed with the SEC on May 9, 2024.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include lease classification and liabilities, right-of-use assets, determinations of the useful lives and valuation of long-lived assets, fair value of the identifiable intangible assets through assets acquisition, estimate of the useful life of the intangible assets, estimates of allowances for credit losses, estimates of impairment of long-lived assets, valuation of deferred tax assets, other provisions and contingencies, estimated fair value of earn-out shares, prepaid forward purchase liability and private warrants. Actual results could differ from these estimates.

Non-controlling interests

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to the Company. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s unaudited condensed consolidated balance sheets and unaudited condensed consolidated statements of operations and comprehensive income (loss). Cash flows related to transactions with non-controlling interests are presented under financing activities in the unaudited condensed consolidated statements of cash flows.

Segment reporting

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker (“CODM”). The Company’s CODM has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company. Management has determined that the Company has one operating segment, which is the property management services segment, following the discontinuation of its medical service operations in September 2023. Previously, the medical service operations included the healthcare specialty group (excluding general practice) that offered a range of specialty care services, as well as a general practice clinic providing holistic care for various illnesses.

As described in Note 4, in September 2023, the Board resolved on the plan to streamline its medical services practice, which business was carried through subsidiaries of KRHSG, EUDA PL, ZKTV PL, SEMA, ED PL, KR Hill PL, ZKT PL, KR Digital, and Zukihealth, as the Company is in the process of transitioning its business to other medical service fields. The streamlining of the Company’s medical services practice was accounted for as a discontinued operation because it represented a strategic shift that had a major effect on the Company’s unaudited condensed consolidated financial statements in accordance with ASC 205-20-45. Upon the completion of the streamlining, the Company reorganized its business to become a single reportable segment: property management services. This segment structure reflects the financial information and reports used by the Company’s management, specifically its Chief Operating Decision Maker (“CODM”), to make decisions regarding the Company’s business, including resource allocations and performance assessments. All assets and continuing operations of the Company are physically located or domiciled in Singapore. Consequently, no geographic information is presented.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Acquisitions of Assets

The Company applies the definition of a business in ASC 805, Business Combinations, to determine whether it is acquiring a business or a group of assets. When an acquired group of assets does not constitute a business, the transaction is accounted for as an asset acquisition. The cost of assets acquired and liabilities assumed in asset acquisitions is allocated based upon relative fair value. In the event that the cost of the asset acquisition exceed the fair value of the individual assets acquired and liabilities assumed, any excess cost over fair value should generally be allocated to the acquired assets on a relative fair value basis. This may result in certain assets being recognized in excess of their fair values, as measured in accordance with ASC 820.

Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities less than three months.

Accounts receivable, net

Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, which are due after 30 to 90 days, depending on the credit term with its customers. Management reviews the adequacy of the allowance for credit losses on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. On January 1, 2023, the Company adopted the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology.

The Company used a modified retrospective approach and the adoption does not have an impact on the Company’s unaudited condensed consolidated financial statements. The Company’s accounts receivable and other receivables are within the scope of ASC Topic 326. To estimate expected credit losses, the Company has identified the relevant risk characteristics of the receivables which include size and nature. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection experience, current economic conditions and future economic conditions (external data and macroeconomic factors). This is assessed at each quarter based on the Company’s specific facts and circumstances. There have been no significant changes in the assumptions since adoption. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. Allowance for credit losses amounted to $2,438 and $2,504 related to accounts receivable was recorded as of June 30, 2024 and December 31, 2023, respectively.

Prepayments

Prepayments are mainly cash advanced to suppliers for inventories and fixed assets purchases. For any prepayments determined by management that such advances will not be in receipts of inventories, fixed assets, or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its prepayments on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of June 30, 2024 and 2023, no allowance for doubtful account was recorded.

Other receivables

Other receivables primarily include receivables from employee advance, and refundable deposits from third party service providers. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2024 and December 31, 2023, no allowance for credit losses related to other receivables was recorded.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily include prepaid expenses paid to services providers, and other deposits. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes collection or realization of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2024 and December 31, 2023, no allowance for doubtful account related to prepaid expenses and other current assets was recorded.

Long-term investment

On November 4, 2020, UG Digitech Private Limited (“UGD”), the Company’s 98.3% owned subsidiary, sold 60% of the equity interests in UG Digitech Sdn. Bhd. (“UGDSB”) to two individuals, one unrelated third party and one related party who had 26% ownership in KRHPL, (“individual buyers”) for a total consideration of MYR 2.0 (“UGDSB transaction”). The UGDSB transaction result in a loss of control of the subsidiary while the Company retained 40% non-controlling equity interest in UGDSB. UGDSB is not a significant subsidiary and the disposition of 60% of the equity interests in UGDSB did not constitute a strategic shift that would have a major effect on the Company’s operations and financial results. For the year ended December 31, 2020, the Company recognized a gain of $113,405 on the disposal of the 60% of the equity (deficit) interests in UGDSB under other income. In addition, the Company considered the retained value of $0 as part of the Company’s impairment assessment immediately prior to the disposal date since UGDSB has been operating at losses with accumulated deficit despite the Company still hold 38.3% of the equity interests in UGDSB as of June 30, 2024.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Expected useful lives
Office equipment	3 years
Leasehold improvement	Shorter of the lease term or 5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited condensed consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. For the six months ended June 30, 2024 and 2023, there was no impairment of property and equipment recognized.

Intangible assets, net

Purchased intangible assets are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over the Company’s best estimate of its useful life as follows:

Categories	Useful life
Distribution rights	2-3 years
Software	5 years

The Company amortizes intangible assets in accordance with ASC Topic 350, ‘Intangibles - Goodwill and Other.’ Distribution rights are amortized based on the pattern in which the economic benefits are consumed, while software is amortized on a straight-line basis over its expected useful life.

Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the assets. $14,755,560 and nil impairment of intangibles assets was recorded for the six months ended June 30, 2024 and 2023, respectively.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Impairment for long-lived assets

In accordance with ASC 360-10, Long-lived assets, including property and equipment, intangible assets with finite lives, and right of use assets are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the six months ended June 30, 2024 and 2023, $14,755,560 and $0 impairment of long-lived assets was recognized, respectively.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. The Company determined that upon further review of the warrant agreements, the Company concluded that its warrants qualify for equity accounting treatment.

Upon completion of the business combination, all of 8i’s public and private warrants remain outstanding were replaced by the Company’s public and private warrants. The Company treated such warrants replacement as a warrant modification and no incremental fair value was recognized.

Forward Purchase Receivables and Prepaid Forward Purchase Liabilities

The Company recorded forward purchase receivables amounted to nil as of June 30, 2024 and December 31, 2023 to account for the prepayment amount under the forward purchase agreement, as discussed in Note 10. The prepayment amount is held in a deposit account until the valuation date (the second anniversary of the closing of the Business Combination, subject to certain acceleration provisions). At the maturity date, the sellers are entitled to receive $2.50 per Recycled Share (“Maturity Consideration”) in cash or shares. Refer to Note 10 for further details.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

In connection with the forward purchase agreement, the Company recognized a liability in accordance with ASC 480-10-25-8, as the Company is obligated to settle the Maturity Consideration in cash. This liability, referred to as the ‘prepaid forward purchase liability,’ was recorded on the Company’s consolidated balance sheets at $0 as of June 30, 2024, and December 31, 2023. (Refer to Note 10).

Revenue recognition

The Company follows the revenue accounting requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASU allows the Company to recognize - revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and collectability is probable.

Revenue recognition policies for the revenue stream is as follows:

Property Management Services

- Performance obligation satisfied over a period of time

The Company provides property management services in shopping malls, business office building, or residential apartments to all tenants and property owners. Property management services include common area property management services that contain cleaning, landscaping, public facilities maintenance and other traditional services and also include security property management services provided to all tenants and property owners. Each of the two services is within separate agreements. The Company identified common area property management services as a single performance obligation as the kinds of service in the contract are not capable of being distinct and identified the security management services as another single performance obligation as there is only one service that is to provide security services.

The Company recognizes the common area property management revenue and security property management revenue on a straight-line basis over the terms of the common area property management agreement and security property management agreement, generally over one year period because its customer simultaneously receives and consumes the benefits provided by the Company throughout the performance obligations period.

The Company has elected to apply the practical expedient to expense costs as incurred for incremental costs to obtain a contract when the amortization period would have been one year or less. As of June 30, 2024, and December 31, 2023, the Company did not have any contract assets.

The Company recognized advance payments from its customer prior to revenue recognition as contract liability until the revenue recognition performance obligation are met. As of June 30, 2024, and December 31, 2023, the Company did not have any contract liability.

Disaggregated information of revenues by products/services are as follows:

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Property management service – common area management	$1,379,191	$1,311,964
Property management service – security management	528,857	491,046
Total revenues	$1,908,048	$1,803,010

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Cost of revenues

Property Management Services

Cost of revenues mainly consists of labor expenses incurred attributable to property management service.

Disaggregated information of cost of revenues by products/services are as follows:

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Property management service – common area management	$1,016,054	$956,684
Property management service – security management	449,922	402,636
Total cost of revenues	$1,465,976	$1,359,320

Advertising costs

Advertising is mainly through online and offline promotion activities. Advertising costs amounted to $9,494 and $8,024 for the six months ended June 30, 2024 and 2023, respectively.

Defined contribution plan

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $172,982 and $159,548 for the six months ended June 30, 2024 and 2023, respectively.

The related contribution plans include:

Singapore subsidiaries

- Central Provident Fund (“CPF”) – 17.00% based on employee’s monthly salary for employees aged 55 and below, reduces progressively to 7.5% as age increase;

- Skill Development Levy (“SDL”) – up to 0.25% based on employee’s monthly salary capped approximately $8.3 (SGD 11.25) for each employee.

Goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net GST. The GST are based on gross sales price. GST rate is generally 9% and 7% for the six months ended June 30, 2024 and 2023, respectively, in Singapore. Entities that are GST general taxpayers are allowed to offset qualified input GST paid to suppliers against their output GST liabilities. Net GST balance between input GST and output GST is recorded in tax payable.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is calculated using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited condensed consolidated financial statements and the corresponding tax basis. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be utilized with prior net operating loss carried forwards using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is more-likely-than-not of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the six months ended June 30, 2024 and 2023. As of June 30, 2024, the tax returns of the Company’s Singapore entities for the calendar year from 2020 through 2023 remain open for statutory examination by Singapore tax authorities.

The Company recognize interest and penalties related to unrecognized tax benefits, if any, on the income tax expense line in the accompanying unaudited condensed consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the unaudited condensed consolidated balance.

The Company conducts much of its business activities in Singapore and is subject to tax in its jurisdiction. As a result of its business activities, the Company’s subsidiaries file separate tax returns that are subject to examination by the foreign tax authorities.

Discontinued operations

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

Comprehensive loss

Comprehensive loss consists of two components, net income and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Loss per share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company calculates basic and diluted (loss)/earnings per share for continuing operations as follows:

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Numerator
Net loss from continuing operations	$(16,748,274)	$(7,189,765)
Less: Net (loss) income attributable to noncontrolling interest from continuing operations	(5,118)	1,132
Net loss attributable to common shareholders, basic	$(16,827,829)	$(8,514,303)
Denominator
Weighted average number of shares outstanding, basic and diluted	28,370,557	21,125,241
Loss earnings per share, basic and diluted	$(0.59)	$(0.34)

The Company calculates basic and diluted (loss)/earnings per share for discontinued operations as follows:

	For the Six Months Ended June 30,
	2024	2023

Numerator
Net loss attributable to common shareholders, basic	$(84,673)	$(1,323,406)
Denominator
Weighted average number of shares outstanding, basic and diluted	28,370,557	21,125,241
Loss earnings per share, basic and diluted	$(0.00)	$(0.06)

As of June 30, 2024, the Company had dilutive securities from the outstanding convertible notes and warrants convertible into 459,142 and 4,458,625 of the Company’s ordinary shares, respectively, that were not included in the computation of dilutive loss per share because the inclusion of such convertible notes and warrants would be anti-dilutive.

Fair value measurements

Fair value is defined as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. When determining the fair value measurements for assets and liabilities, we consider the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The following summarizes the three levels of inputs required to measure fair value, of which the first two are considered observable and the third is considered unobservable:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value for certain assets and liabilities such as cash and restricted cash, accounts receivable, net, other receivables, prepaid expenses and other current assets, loan to third-party, short-term loans, promissory note, convertible notes, accounts payable, other payables and accrued liabilities, and tax payables have been determined to approximate carrying amounts due to the short maturities of these instruments. The Company believes that its long-term loan to third party approximates the fair value based on current yields for debt instruments with similar terms.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company did not have any financial assets or liabilities that were accounted for at fair value on a recurring basis as of June 30, 2024 and December 31, 2023.

Leases

The Company accounts for leases in accordance with ASC 842. The Company entered into three agreements as a lessee to lease office equipment for general and administrative operations. If any of the following criteria are met, the Company classifies the lease as a finance lease:

●	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
●	The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;
●	The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;
●	The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; or
●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Leases that do not meet any of the above criteria are accounted for as operating leases.

The Company combines lease and non-lease components in its contracts under Topic 842, when permissible.

Finance and operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its finance or operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee.

The finance or operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term for operating lease. Meanwhile, the Company recognizes the finance leases ROU assets and interest on an amortized cost basis. The amortization of finance ROU assets is recognized on an accretion basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period. Interest expense on the lease liability is determined each period during the lease term as the amount that results in a constant periodic interest rate of the office equipment on the remaining balance of the liability.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows. For the six months ended June 30, 2024 and 2023, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Comparability and reclassification adjustments

The Company has reclassified certain comparative amounts in the unaudited condensed consolidated statement of operations and comprehensive loss and statement of cashflow for the six months ended June 30, 2023 to conform to the current year’s presentation. The results of discontinued operations have been reflected separately in the unaudited condensed consolidated statements of operations and comprehensive (loss)/income as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories were separately presented in the unaudited condensed consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

Recent accounting pronouncements not yet adopted

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating the impact of the update on the Company’s unaudited condensed consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting: Improvements to reportable Segment Disclosures (“ASU 2023-07”), which enhances the disclosure required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. ASU 2023-07 will be effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of the pending adoption of AUS 2023-07 on its unaudited condensed consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update enhances the transparency and decision usefulness of income tax disclosures. ASU 2023-09 will be effective for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact the adoption of ASU 2023-07 will have on its annual and interim disclosures.

In March 2024, the FASB issued ASU 2024-01, Compensation – Stock Compensation. This ASU clarifies how to determine whether profits interest and similar awards should be accounted for as share-based payment arrangements. The ASU is effective in reporting periods beginning after December 15, 2024, including interim periods within the fiscal year, on a prospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this accounting standard will have on its consolidated financial statements and disclosures.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

Note 4 – Discontinued operations

In September 2023, the Board resolved on the plan to streamline its medical services practice, which was carried out through the entities of KRHSG, EUDA PL, ZKTV PL, SEMA, ED PL, KR Hill PL, ZKT PL, KR Digital, and Zukihealth, as the Company is in the process of transitioning its business to other medical service fields. The streamlining of the Company’s medical services practice was accounted for as a discontinued operation because it represented a strategic shift that had a major effect on the Company’s operations and financial results in accordance with ASC 205-20-45.

Reconciliation of the carrying amounts of major classes of assets and liabilities from discontinued operations in the unaudited condensed consolidated balance sheets as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$14,372	$8,549
Accounts receivable, net	67,095	66,618
Other receivables	7,311	7,509
Due from related parties	1,196	1,228
Prepaid expenses and other current assets	15,017	18,935
TOTAL CURRENT ASSETS OF DISONTINUED OPERATIONS	104,991	102,839
TOTAL ASSETS OF DISCONTINUED OPERATIONS	$104,991	$102,839

LIABILITIES
CURRENT LIABILITIES
Short term loans - bank and private lender	$92,716	$192,717
Accounts payable	1,886,422	1,943,218
Other payables and accrued liabilities	195,611	251,902
Other payables - related parties	229,999	236,231
Taxes payable	1,823	-
TOTAL CURRENT LIABILITIES OF DISCONTINUED OPERATIONS	2,406,571	2,624,068
TOTAL LIABILITIES OF DISCONTINUED OPERATIONS	$2,406,571	$2,624,068

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the unaudited condensed consolidated statements of operations for the six months ended June 30, 2024 and 2023 are as follows:

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
REVENUE	$-	$1,002,810

COST OF REVENUE	-	7,44,897

GROSS PROFIT	-	257,913

OPERATING EXPENSES
Selling	12,987	153,623
General and administrative	85,259	1,281,891
Impairment loss on long-lived assets	-	124,662
Research and development	-	16,616
TOTAL OPERATING EXPENSES	98,246	1,576,792

LOSS FROM OPERATIONS	(98,246)	(1,318,879)

OTHER INCOME (EXPENSE), NET	13,679	(3,665)

LOSS BEFORE INCOME TAXES	(84,567)	(1,322,544)

PROVISION FOR INCOME TAXES	106	862

NET LOSS ATTRIBUTABLE TO EUDA	$(84,673)	$(1,323,406)

Reconciliation of the amount of cash flows from discontinued operations in the unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2024 and 2023 are as follows:

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Net cash (used in) provided by operating activities from discontinued operations	$(137,787)	$335,273
Net cash provided by (used in) financing activities from discontinued operations	$197,739	$(392,209)

Note 5- Acquisition of Fortress Cove

On May 6, 2024, EUDA entered into a Share Purchase Agreement with certain persons for the acquisition of all outstanding shares of Fortress Cove and its 100% owned subsidiary, CKHP.

CKHP is a Malaysia company, and it has no operations prior to April 1, 2024 other than start up activities. On March 11, 2024, CKHP signed an agency contract to begin its principal activities, which include the exclusive rights in the distribution of series of collagens of “YOROYAL” brand in Malaysia, Vietnam and Indonesia, through its members and through its online platform. On March 25, 2024, CKHP signed another agency contract which include the exclusive distribution rights to distribute bioenergy cabins in Malaysia from Guangzhou Beauty Wellness Health Technology Co., Ltd. (“GBHT”). Pursuant to the Share Purchase Agreement, EUDA has agreed to acquire the entire issued capital of CKHP for an aggregate consideration of 8,571,429 newly issued ordinary shares (the “Consideration Shares”), valued at $15.0 million, or $1.75 per share based on market price on May 7, 2024, EST. An additional one million ordinary shares (the “Additional Consideration Shares”) will be issued to the persons named in the Share Purchase Agreement if CKHP’s net income for the year ended December 31, 2024 is at least USD 2.0 million and net income for the year ended December 31, 2025 is at least USD 5.0 million. The acquisition has been closed on May 8, 2024 (“Acquisition Date”). Meng Dong (James) Tan, a significant shareholder of EUDA, who holds more than 25% of the currently issued and outstanding ordinary shares of the EUDA, is also a 40% shareholder of Fortress Cove before the Acquisition Date.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

EUDA accounted for the acquisition of Fortress Cove as the purchase of an asset under generally accepted accounting principles in the U.S. (U.S. GAAP). Under this method of accounting, the assets of Fortress Cove will be recorded as of the Acquisition Date at their fair values and consolidated with EUDA. The fair value estimates include, but are not limited to, future expected cash flows, revenue and expense projections and discount rates.

The following table summarizes the consideration transferred:

Acquisition Date

Fair value of equity transferred in Acquisition Date (1)	$15,000,000
Fair value of contingent consideration (2)	-
Total consideration transferred	$15,000,000

(1)	The fair value of the consideration transferred as of the acquisition date is $15,000,000 (Based on 8,571,429 new EUDA shares issues at $1.75 based on the closing market price of EUDA on May 7, 2024 EST/May 8 SGT).

(2)	There is a contingent consideration where up to 1,000,000 new EUDA shares will be issued to the shareholders of Fortress Cove if net income of CKHP is at least $2,000,000 for Fiscal Year 2024 and $5,000,000 for Fiscal Year 2025 (“Milestones”). The contingent consideration will be issued as soon as practicable after both Milestones are achieved. Based on the financial forecast of CKHP, CKHP forecasted the probability of achieving the Milestones is very unlikely in Fiscal Year 2024 and Fiscal Year 2025. Hence, CKHP considered the fair value of the contingent consideration to be $0.

The purchase price was allocated to the assets and identifiable intangible assets acquired, and liabilities assumed, based on their relative fair values at the acquisition date. The Company considered the fair value of identifiable intangible assets is lower than their allocated relative fair values and recorded an impairment loss of $14,762,562 on these intangible assets related to the acquisition. As a result, no goodwill was recorded for the excess value of the consideration transferred over the fair value of net assets acquired, as the transaction was recognized as an asset acquisition under ASC 805 rather than a business combination.

The identifiable intangible assets, consisting of distribution contracts with Guangzhou Beauty Wellness Health Technology Co., Ltd (“GBHT”) and Guangzhou Yoroyal Medical Technology Co., Ltd (“Yoroyal”), were recognized with fair values of $279,025 and $58,803, respectively, net of impairment loss. These distribution contracts are amortized based on the pattern of economic benefit, with useful lives estimated at two years for GBHT and three years for Yoroyal. The income method, typically used for valuing intangible assets that generate the majority of economic benefits for the acquiring entity, was applied to assess these assets.

Note 6 – Accounts receivable, net

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Accounts receivable	$179,426	$239,978
Allowance for credit losses	(2,438)	(2,504)
Total accounts receivable, net	$176,988	$237,474

As of June 30, 2024 and December 31, 2023, the Company had allowance for credit losses of $2,438 and $2,504, respectively.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Movements of allowance for credit losses from accounts receivable are as follows:

	For the Six Months ended June 30, 2024	For the Year Ended December 31, 2023
	(Unaudited)
Beginning balance	$2,504	$-
Addition	-	2,463
Exchange rate effect	(66)	41
Ending balance	$2,438	$2,504

Note 7 – Other receivables

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Employee advance and others	$19,293	$1,711

Note 8 – Property and equipment, net

Property and equipment, net consist of the following:

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Office equipment	$80,316	$76,285
Leasehold improvement	2,191	2,250
Subtotal	82,507	78,535
Less: accumulated depreciation	(72,547)	(71,803)
Total	$9,960	$6,732

Depreciation expense for the six months ended June 30, 2024 and 2023 amounted to $2,327, and $2,574, respectively.

Note 9 – Intangible assets, net

Intangible assets consisted of the following:

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Software	$18,654	$-
Distribution rights	337,828	-
Total intangible assets	356,482	-
Less: accumulated amortization	5,635	-
Total intangible assets, net	$350,847	$-

Amortization expense for the six months ended June 30, 2024 and 2023 amounted to $5,631 and $0, respectively. Impairment of intangibles assets for the six months ended June 30, 2024 and 2023 amounted to $14,755,560 and $0, respectively.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 10 – Forward Purchase Agreements

On November 9, 2022 and November 13, 2022, 8i, EHL, and certain institutional investors, HB Strategies LLC (the “Seller 1”) and Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B (“Seller 2”) entered into an agreement (the “Prepaid Forward Agreement 1” and “Prepaid Forward Agreement 2”), respectively, for an equity prepaid forward transaction (the “Prepaid Forward Transaction 1” and “Prepaid Forward Transaction 2”).

Pursuant to the terms of the Prepaid Forward Agreements, Seller 1 and Seller 2 may (i) purchase through a broker in the open market, from holders of Shares other than 8i Acquisition or affiliates thereof, 8i Acquisition’s ordinary shares, no par value, (the “Shares”), or (ii) reverse Seller 1’s and Seller 2’s prior exercise of redemption rights as to Shares in connection with the Business Combination (all such purchased or reversed Shares, the “Recycled Shares 1” and “Recycled Shares 2”, respectively). While Seller 1 and Seller 2 has no obligation to purchase any Shares under the Prepaid Forward Agreement 1 and Prepaid Forward Agreement 2, the aggregate total Recycled Shares 1 and Recycled Shares 2 that may be purchased or reversed under the Prepaid Forward Agreement 1 and Prepaid Forward Agreement 2 shall be no more than 1,400,000 shares and 1,125,000 shares, respectively. Seller 1 and Seller 2 have agreed to hold the Recycled Shares 1 and Recycled Shares 2, for the benefit of (a) 8i Acquisition until the closing of the Business Combination (the “Closing”) and (b) the Company after the Closing (each a “Counterparty”). Seller 1 and Seller 2 also may not beneficially own greater than 9.9% of issued and outstanding Shares following the Business Combination.

The key terms of the forward contracts are as follows:

- Sellers can terminate the Transaction no later than the later of: (a) Third Local Business Day following the Optional Early Termination (“OET”); (b) the first Payment Date after the OET Date which shall specify the quantity by which the Number of Shares is to be reduced (such quantity, the “Terminated Shares”) Seller shall terminate the Transaction in respect of any Shares sold on or prior to the Maturity Date. The Counterparty is entitled to an amount from the Seller equal to the number of terminated shares multiplied by the Reset Price.

-Seller 1 and Seller 2 are entitled to receive the Maturity Consideration, an amount equal to the product of: (1) Number of Recycled Shares specified in the Pricing Date Notice, less(b) the number of Terminated Shares multiplied by (2) USD 2.50 (the “Maturity Consideration”), in cash. The Company can also pay the Seller 1 and Seller 2 shares based on the Company’s average volume weighted average share price (“VWAP”) of the Shares over 30 Scheduled Trading Days ending on the Maturity Date. Such settlement consideration or OET is considered to be an embedded feature (or instrument) with in the Prepaid Forward Transaction 1 and 2.

- The Prepaid Forward Transaction 1 and 2 required physical settlement by repurchase of remaining of the recycled shares in exchange for cash and if either the amount to be paid or the settlement date varies based on specified conditions, the earlier of a) first anniversary of the closing of the transactions between Counterparty and EUDA on November 18, 2022 or b) the date specified by Seller in a written notice to be delivered at Seller’s discretion (not earlier than the day such notice is effective) after the occurrence of a VWAP Trigger Event, those instruments shall be measured subsequently at the amount of cash that would be paid under the conditions specified in the contract if settlement occurred at the reporting date, recognizing the resulting change in that amount from the previous reporting date as interest cost, which we recorded as change in fair value of prepaid forward purchase liability.

In accordance with ASC 480, Distinguishing Liabilities from Equity, the Company has determined that the prepaid forward contract is a financial instrument other than a share that represent or are indexed to obligations to repurchase the issuer’s equity shares by transferring assets, referred to herein as the “prepaid forward purchase liability” on its consolidated balance sheets. The Company initially measure the prepaid forward purchase liability at fair value and measured subsequently at fair value with changes in fair value recognized in earnings.

As of the closing of the Business Combination on November 17, 2022, the fair value of the prepaid forward purchase liability was $7,409,550. As of June 30, 2024, December 31, 2023, and June 8, 2023 (settlement date), the prepaid forward purchase liabilities amounted to $0, $0, and $21,624,711, respectively. For the six months ended June 30, 2024 and 2023, the change of fair value of the prepaid forward purchase liability was amounted to $0 and a loss of $1,303,658, respectively.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

On June 8, 2023, the Company and the Seller 1 and Seller 2 entered into amendments to the Prepaid Forward Agreement 1 and Prepaid Forward Agreement 2 (together, the “Amendments”), to amend the definition of “Maturity Consideration,” such that, Maturity Consideration shall consist of 800,000 ordinary shares of EUDA to be issued to the each Seller by the Company. Pursuant to the Prepaid Forward Agreement 1 and Prepaid Forward Agreement 2, the maturity date of the Prepaid Forward Transactions (the “Maturity Date”) may be accelerated by the Sellers after any occurrence wherein during any 30 consecutive trading-day period, the dollar volume-weighted average price of the Company’s ordinary shares for 20 trading days is less than $3.00 per share. Pursuant to the Amendments, the parties agreed that the Prepaid Forward Transactions shall be accelerated as of the date of the Amendments, and accordingly, the 800,000 ordinary shares (or 1,600,000 ordinary shares in the aggregate), became immediately due and payable to the Sellers upon execution of the Amendments. The Amendments provide the Sellers with registration rights for the ordinary shares issuable as Maturity Consideration, and also prohibit the Sellers from selling such ordinary shares on any exchange business day in an amount greater than 15% of the daily trading volume of the Company’s ordinary shares on such day. In addition, as of June 8, 2023 (the “Maturity Date”), the Sellers became entitled to retain (a) the remaining prepayment amount paid from the Company’s trust account to the Sellers upon consummation of the Company’s business combination, and (b) the remaining ordinary shares held by each Seller that were subject to the Prepaid Forward Transactions. Pursuant to the Amendments, no other fees, consideration or other amounts are due to the Seller or the Company upon the Maturity Date. These 1,600,000 ordinary shares were issued on June 8, 2023 pursuant to the agreement. As a result, the Company recognized $2,635,816 loss of settlement on the Prepaid Forward Agreements for the six months ended June 30, 2023.

Note 11 – Credit facilities

Short term loans – private lenders

Outstanding balances on short term loans from private lenders consist of the following:

Lender Name	Maturities	Interest Rate	Collateral/ Guarantee	As of June 30, 2024	As of December 31, 2023
				(Unaudited)
FS Capital Ptd. Ltd.	December 31, 2024	12.0%	None	$73,719	$-
Raleigh Investment	January 31, 2025	3.0%	None	49,147	-
Xpress Capital Funding Pte Ltd*	August 31, 2024 (repaid in August 2024)	4.0%	None	20,273	-
Total				$143,139	$-

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Short term loans – related parties

Outstanding balances on short term loans from related parties consist of the following:

Lender Name	Maturities	Interest Rate	Collateral/ Guarantee	As of June 30, 2024	As of December 31, 2023
				(Unaudited)
Meng Dong (James) Tan (2)	December 31, 2023 (1)	8.0%	None	$-	$23,634
Alfred Lim (3)	December 31, 2023, extended to December 31, 2024	8.0%	None	143,255	138,119
8i Enterprises Pte. Ltd(4)	December 31, 2023 (1)	8.0%	None	-	597,689
Total				$143,255	$759,442

(1)	Converted the loan balances into the Company’s ordinary shares in March 2024. See Note 14.
(2)	Mr. Meng Dong (James) Tan, the Company’s related party has more than 10% ownership of the Company.
(3)	Mr. Alfred Lim is an executive director and shareholder of the Company.
(4)	Mr. Meng Dong (James) Tan, the Company’s related party who had more than 10% ownership of the Company, is the sole shareholder and director of 8i Enterprises Pte. Ltd. Mr. Tan has sole voting and dispositive power over the shares.

Convertible notes – third parties

Outstanding balances on convertible notes consist of the following:

Lender Name	Maturities	Interest Rate	Terms	As of June 30, 2024	As of December 31, 2023
				(Unaudited)
Maxim Group LLC (“Maxim”)	July 31, 2024 (2)	0.0%	Automatically be converted into the Company’s ordinary shares at $5.00 per share if the balance is not being repaid by the maturity date	$2,113,125	$2,113,125
Loeb & Loeb LLP (“Loeb”)	November 17, 2023 (1)	0.0%	(1) 60,000 of the Company ordinary share has been issued to Loeb, which is subject to be returned and cancellation if the Company repaid the full or part of the convertible note, and (2) Loeb has the right to sell the ordinary shares in public market and the earning from the sales should be offset the remaining balance of the convertible note	-	300,000
Madam Chong Ah Kaw	January 25, 2025	6.0%	Automatically be converted into the 3,333 of the Company’s ordinary shares on maturity date	25,437	-
Rosli Bln Abd Latlf	January 25, 2025	6.0%	Automatically be converted into the 333 of the Company’s ordinary shares on maturity date	2,120	-
Total				$2,140,682	$2,413,125

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

(1)

The maturity date is being extended into three equal installments of $100,000, with the first installment due on or prior to April 30, 2024, the second installment on or prior to May 31, 2024 and the third installment on or prior to June 30, 2024.

(2)	In July 2024, Maxim has assigned the convertible note to a third party, and the entire amount convertible notes has been converted into 422,625 share of the Company’s ordinary share on July 31, 2024.

Convertible notes – related parties

Lender Name	Maturities	Interest Rate	Terms	As of June 30, 2024	As of December 31, 2023
				(Unaudited)
8i Holdings 2 Ptd Ltd (“8i Holding”) (1)	March 15, 2025 (2)	0.0%	Right to convert into the Company’s ordinary shares equal to the unpaid principal amount at $1.27 per shares at any time and from time to time.	$22,373	$-
Meng Dong (“James”) Tan (3)	March 14, 2025 (4)	0.0%	Right to convert into the Company’s ordinary shares equal to the unpaid principal amount at $1.27 per shares at any time and from time to time.	24,004	-
Total				$46,377	$-

(1)	Mr. Meng Dong (James) Tan, the Company’s related party who had more than 10% ownership of the Company, is the sole shareholder and director of 8i Holdings 2 Pte. Ltd. Mr. Tan has sole voting and dispositive power over the shares.

(2)	Since May 15, 2023, 8i Enterprises Pte Ltd (“8iEPL), a company owned by Mr. Tan, has been rendering certain advisory services for the Company. Pursuant to a certain Settlement Agreement between the Company and 8iEPL dated March 15, 2024 (the “8iEPL Settlement Agreement”), the Company has agreed to pay 8iEPL for a total sum of $180,000 for such advisory services (the “Services Payment”). Between May 15, 2023 and February 28, 2024, the Company has borrowed from 8iEPL an aggregate amount of $712,254, or a total of $731,373 with unpaid and accrued interests at 8% per annum (the “8iEPL Loan”). Pursuant to the 8iEPL Settlement Agreement, the Company has agreed to pay 8iEPL in full satisfaction of both the Services Payment and the 8iEPL Loan in the form a convertible note in the aggregate amount of $911,373 (“8iEPL Convertible Note”). In April 2024, 8iEPL assigned the 8iEPL Convertible Note to a third party for an amount of $889,000. In May 2024, the balance was converted into 700,000 shares of the Company’s ordinary shares.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

(3)	Mr. Meng Dong (James) Tan, the Company’s related party has more than 10% ownership of the Company.

(4)	On May 26, 2023, the Company borrowed from Meng Dong (“James”) Tan, a significant shareholder of the Company, an aggregate amount of $22,500, or a total of $24,004 with unpaid and accrued interests at 8% per annum (the “James Tan Loan”). Pursuant to a Settlement Agreement between the Company and Mr. Tan dated March 15, 2024 (the “James Tan Settlement Agreement”), the Company has agreed to issue Mr. Tan a convertible note in the aggregate amount of $24,004 (the “James Tan Convertible Note”) in full satisfaction of the James Tan Loan, and Mr. Tan has agreed to (i) exchange James Tan Loan for the James Tan Convertible Note; (ii) extend the maturity date of the James Tan Loan to March 14, 2025; and (iii) allow the outstanding unpaid balance of the James Tan Loan to bear no interest for the next twelve months until March 14, 2025.

The Company determined that the embedded conversion feature from the convertible notes, related parties and third parties qualifies for the scope exception due to the embedded conversion feature indexed to the Company’s stock in accordance with ASC 815-40-15 and meet the equity requirement in accordance with ASC815-40-25.

The movement of convertible notes from third parties and related parties are as following:

	Third parties	Related parties
December 31, 2023 balance	$2,413,125	$-
Issuance of the convertible notes	1,500,000	935,377
Acquired from Fortress Cove Acquisition	27,557	-
Repayments	(300,000)	-
Conversion	(1,500,000)	(889,000)
June 30, 2024 balance (unaudited)	$2,140,682	$46,377

Note 12 – Other payables and accrued liabilities

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Accrued expenses (i)	$968,062	$823,345
Accrued payroll	640,572	811,680
Accrued interests (ii)	154,810	249,867
Other payable (iii)	173,768	-
Others	22,090	2,520
Total other payables and accrued liabilities	$1,959,302	$1,887,412

(i)	Accrued expenses

The balance of accrued expenses represented amount due to third parties service providers which include marketing consulting service, IT related professional service, legal, audit and accounting fees, and other miscellaneous office related expenses.

(ii)	Accrued interests

The balance of accrued interests represented the balance of interest payable from short-term loan – third parties.

(iii)	Other payable

The balance of other payable represented the balance payable to 8i Asia Limited (“8i Asia”). In June 2024, CKHP agreed to serve as an escrow agent to collect purchase consideration (“Purchase Consideration”)from certain purchasers on behalf of 8i Asia.

On August 13, 2024, 8i Asia requested the release and transfer of the collected Purchase Consideration to its account.

On August 19, 2024, CKHP and 8i Asia entered into a promissory note agreement (the “Promissory Note”). Under the terms of the Promissory Note, 8i Asia granted CKHP an extended repayment period, allowing CKHP to repay the outstanding balance of the Purchase Consideration by December 31, 2024, with a 0% interest rate on the outstanding amount.

Note 13 – Related party balances and transactions

Related party balances

Other receivable – related party

Name of Related Party	Relationship	Nature	As of June 30, 2024	As of December 31, 2023
			(Unaudited)
Alex Lai Kum Weng	Director of CKHP	Employee advance	$20,557	$-

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Other payables – related parties

Name of Related Party	Relationship	Nature	As of June 30, 2024	As of December 31, 2023
			(Unaudited)
Kelvin Chen	CEO, Director and shareholder of the Company	Operating expense paid on behalf of the Company	$166,104	$2,779
Kent Ridge Health Pte Ltd	Shareholders of this entity also are the shareholders of the Company	Operating expense paid on behalf of the Company	395,779	547,214
UG Digital Sdn Bhd	UGD, subsidiary of the Company owned 40% of this company	Operating expense paid on behalf of the Company	-	11,502
James Tan	Shareholder of the Company	Operating expense paid on behalf of the Company	2,181	-
Chong Yew Yen	Director of CKHP (resigned on July 31, 2024) and shareholder of the Company	Operating expense paid on behalf of the Company	230	-
8i Enterprises Pte Ltd (“8iEPL”) (1)	Shareholders of this entity also are the shareholders of the Company	advisory services fee payable	-	135,000
8i Enterprises Pte Ltd (“8iEPL”)	Shareholders of this entity also are the shareholders of the Company	Operating expense paid on behalf of the Company	14,822	-
Total			$579,116	$696,495

(1)	Converted the loan balances into the Company’s ordinary shares in March 2024. See Note 14.

Short term loans – related parties

See Note 11 for details.

Convertible notes – related parties

See Note 11 and 14 for details.

Related party transaction

Acquisition of Fortress Cove

The acquisition of Fortress Cove and its subsidiary CKHP has been closed on May 8, 2024, Meng Dong (James) Tan, a significant shareholder of EUDA, who holds more than 25% of the currently issued and outstanding ordinary shares of the EUDA, is also a 40% shareholder of Fortress Cove Limited. See note 5 for details.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 14 – Shareholders’ equity

Ordinary Shares

The Company is authorized to issue unlimited ordinary shares of no par value. Holders of the Company’s ordinary shares are entitled to one vote for each ordinary share.

-Private placements

In May 2023, the Company offered an aggregate of up to 4,000,000 ordinary shares of the Company in a private placement.

Between May 16 and May 22, 2023, the Company issued and sold to eight accredited investors an aggregate of 940,000 ordinary shares (the “Placement Shares”) at $1.00 per share for an aggregate to purchase price of $940,000 in a private placement in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder. In July 2023, the Company cancelled 200,000 shares as one of the accredited investors did not pay for the shares in a timely manner.

In August 2023, the Company issued and sold to two accredited investors an aggregate of 50,000 ordinary shares (the “Placement Shares”) at $1.00 per share for an aggregate to purchase price of $50,000 in a private placement in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder.

On June 7, 2024, the Company issued and sold to two accredited investors an aggregate of 50,000 ordinary shares (the “Placement Shares”) at $1.00 per share for an aggregate to purchase price of $50,000 in a private placement in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder.

Conversion of Debts

-Conversion of Debts for the six months ended June 30, 2023

On May 16, 2023, the Company signed settlement agreement (“Settlement Agreement”) with James Tan, pursuant to which the Company agreed to issue to James Tan an aggregate of 478,200 restricted ordinary shares of the Company in full satisfaction of all obligations of the Company under the Tan First Loan and the Tan Second Loan. This conversion resulted in $210,408 modification of the loans as the five-day VWAP Price of the Company’s ordinary shares immediately preceding the conversion date is higher than $1.00 and reduced the carrying amount of the convertible debt instrument by $478,200 with a corresponding increase in additional paid-in capital of $688,608. This transaction also resulted in loss on debt settlement of $210,408.

On May 16, 2023, the Company signed settlement agreements (“Settlement Agreements 2”) with two third parties, Shine Link, and Menora, and a related party, 8i Holding, pursuant to which the Company agreed to issue to Shine Link, Menora, and 8i Holding 87,500, 119,000, and 82,600 restricted ordinary shares of the Company, respectively, in full satisfaction of all obligations of the Company under the convertible notes balance set forth in Note 8 from Shine Link, Menora, and 8i Holding. These conversions resulted in $127,204 modification of the convertible notes as the five-day VWAP Price of the Company’s ordinary shares immediately preceding the conversion date was higher than $1.00 and reduced the carrying amount of the convertible debt instrument by $289,100 with a corresponding increase in additional paid-in capital of $416,304. These transactions also resulted in loss on debt settlement of $127,204.

On May 15, 2023, the Company issued to James Tan the Tan 2023 Note to replace the Tan 2022 Note. The Tan 2023 Note was an interest-free convertible promissory note in the aggregate principal amount of $700,000. On May 15, 2023, James Tan elected to convert the entire unpaid principal in the amount of $700,000 of the Tan 2023 Note into ordinary shares of the Company at $1.00 per share in accordance with the terms of the Tan 2023 Note. On May 16, 2023, the Company issued to James Tan 700,000 ordinary shares in full satisfaction of the Tan 2023 Note. Pursuant to the terms of the Tan 2023 Note, the Company has agreed to register the 700,000 ordinary shares for resale. The Company refers to these 700,000 restricted ordinary shares as the “Converted Shares.” This conversion resulted in $308,000 modification of the convertible notes as the five-day VWAP Price of the Company’s ordinary shares immediately preceding the conversion date is higher than $1.00 and reduced the carrying amount of the convertible debt instrument by $700,000 with a corresponding increase in additional paid-in capital of $1,008,000. This transaction also resulted in loss on debt settlement of $308,000.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

On May 16, 2023, the Company signed settlement agreement (“Chen Settlement Agreement”) with Kelvin Chen, the CEO of the Company, pursuant to which the Company agreed to issue to Kelvin Chen an aggregate of 850,306 restricted ordinary shares of the Company in full satisfaction of Kelvin Chen’s claim for an aggregate amount of $850,306 provided to KRHSG from time to time since inception. Upon issuance of the restricted ordinary shares, the balance own to Kelvin Chen reduced to nil. In order to comply with Nasdaq’s shareholder approval requirement for issuance of stock to an executive officer of a company pursuant to Nasdaq Listing Rule 5635(c), the Company and Dr. Chen amended the Chen Settlement Agreement by entering into a Supplemental Agreement (the “Supplemental Agreement”) on June 6, 2023, so that the shares issued to Dr. Chen would be issued at a per share price not less than the closing bid price of $1.47 per share on May 15, 2023, the day prior to the execution of the Chen Settlement Agreement. Pursuant to the Supplemental Agreement, Dr. Chen has agreed to release and discharge KRHSG of all claims in return for 578,439 ordinary shares at $1.47 per share, the closing bid price of EUDA ordinary shares on May 15, 2023. Dr. Chen has agreed to forfeit and surrender 271,867 ordinary shares of the 850,306 ordinary shares issued to him on May 16, 2023.

The following tables summarize the issuance of shares upon conversion of notes and settlement of debts discussed above:

	Settlement Agreement	Settlement Agreement 2	Tan 2023 Note	Chen Settlement Agreement	Total
Restricted Ordinary shares issued for settlements	478,200	289,100	700,000	578,439	2,045,739
Share price as of settlement date	$1.44	$1.44	1.44	$1.47
Fair value of settlement shares	$688,608	$416,304	1,008,000	$850,306	$2,963,218
Debt settled on May 16, 2023	$(478,200)	$(289,100)	(700,000)	$(850,306)	$(2,317,606)
Loss on Debt Settlements	$210,408	$127,204	308,000	$-	$645,612

-Conversion of Debts for the six months ended June 30, 2024

On March 15, 2024, the Company entered into settlement agreements (“Executive Settlement Agreement”) with Chief Executive Officer Kelvin Chen, Chief Financial Officer Steven Sobak, and Executive Director Alfred Lim to resolve outstanding compensation. Under these agreements, Mr. Chen was issued 166,653 restricted ordinary shares in satisfaction of $212,484, Mr. Sobak received 75,059 restricted ordinary shares for $95,700, and Mr. Lim was granted 53,649 restricted ordinary shares for $68,403. All share issuances were based on the per-share closing price of $1.275 as of March 14, 2024, and fully satisfied the salaries and compensation owed to each executive as of December 31, 2023.

Pursuant to a certain Settlement Agreement between the Company and 8iEPL, the Company’s related party dated March 15, 2024 (the “8iEPL Settlement Agreement”), the Company has agreed to pay 8iEPL for a total sum of $180,000 for such advisory services (the “Services Payment”). Between May 15, 2023 and February 28, 2024, the Company has borrowed from 8iEPL an aggregate amount of $712,254, or a total of $731,373 with unpaid and accrued interests at 8% per annum (the “8iEPL Loan”). Pursuant to the 8iEPL Settlement Agreement, the Company has agreed to pay 8iEPL in full satisfaction of both the Services Payment and the 8iEPL Loan in the form a convertible note in the aggregate amount of $911,373 (the “8iEPL Convertible Note”). In April 2024, 8iEPL assigned the 8iEPL Convertible Note to a third party for an amount of $889,000. In May 2024, the balance was converted into 700,000 shares of the Company’s ordinary shares.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The following tables summarize the issuance of shares upon conversion of notes and settlement of debts discussed above:

	Executive Settlement Agreement	8iEPL Settlement Agreement	Total
Restricted Ordinary shares issued for settlements	295,362	700,000	995,362
Share price as of settlement date	$1.28	1.91
Fair value of settlement shares	$376,587	1,337,000	$1,713,587
Debt settled on May 16, 2023	$(376,587)	(889,000)	$(1,265,587)
Loss on Debt Settlements	$-	448,000	$448,000

Conversion of convertible note

On January 16, 2024, the Company entered into a convertible loan agreement with Gilandi Limited (“Gilandi”), under which Gilandi agreed to lend $500,000 to the Company in two tranches of $250,000 each, payable by January 31 and March 31, 2024 (“Gilandi Convertible Loan”). The loan carried an 8% annual interest rate until its maturity on March 31, 2024, when any outstanding balance would automatically convert into ordinary shares at $1.00 per share. The Company issued a $250,000 convertible note on January 17, 2024, and received the second tranche on March 28, 2024. On March 31, the entire $500,000 loan converted into 500,000 restricted ordinary shares of the Company.

On April 16, 2024, the Company and Affluence Resource Pte. Ltd., a Singapore company (“Affluence”) entered into a convertible loan agreement (the “Convertible Loan Agreement 2”) pursuant to which Affluence has agreed to lend to the Company a convertible loan in the principal amount of $1,000,000 to be paid in two (2) tranches of $500,000 each by April 18, 2024 and May 15, 2024 (the “ Affluence Convertible Loan”). The Affluence Convertible Loan shall bear interest of 12% per annum from the date it is remitted to April 30, 2025 (the “Maturity Date”) or the date when the Affluence sends the Company a written notice to convert any unpaid principal amount of the Convertible Loan with accrued interests (the “Outstanding Sum”) into ordinary shares of the Company (the “Conversion Notice”), whichever is earlier. Anytime on or before May 31, 2024, Affluence may send the Company a Conversion Notice to convert the then Outstanding Sum into ordinary shares of the Company at $1.00 per share. Anytime after May 31, 2024, Affluence may send the Company a Conversion Notice to convert the then Outstanding Sum into ordinary shares of the Company at $1.42 per share. The Company has no right of early repayment of any part of the Affluence Convertible Loan without Affluence’s written consent. Any Outstanding Sum on the Maturity Date will be automatically converted into ordinary shares of the Company at $1.42 per share. As of June 30, 2024, the Company issued 1,000,000 ordinary shares to Affluence following the conversion of the $1,000,000 convertible loan.

Settlement of Prepaid Forward Contracts

The Company issued 1,600,000 ordinary shares on June 8, 2023 in connection with the settlement of the Prepaid Forward Contracts with a fair value of $2,368,000. The fair value was determined by using the Company’s closing bid price of $1.48 per share on June 8, 2023. Refer to Note 10 for further detail.

Issuance of ordinary shares in assets acquisition

On May 6, 2024, EUDA entered into a Share Purchase Agreement for the acquisition of all outstanding shares of Fortress Cove and its 100% owned subsidiary, CKHP. Pursuant to the Share Purchase Agreement, EUDA has agreed to acquire the entire issued capital of CKHP for an aggregate consideration of 8,571,429 newly issued ordinary shares (the “Consideration Shares”), valued at $15.0 million, or $1.75 per share based on market price on May 7, 2024, EST. Refer to Note 5 for further detail

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Warrants

In connection with the reverse recapitalization, the Company has assumed 8,917,250 Warrants outstanding, which consisted of 8,625,000 Public Warrants and 292,250 Private Warrants. Both of the Public Warrants and private warrant met the criteria for equity classification.

Warrants became exercisable on the later of (a) the completion of the reverse recapitalization or (b) 12 months from the closing of the initial public offering (“IPO”). The warrants will expire five years after the completion of a reverse recapitalization or earlier upon redemption or liquidation.

As of June 30, 2024, the Company had 8,625,000 Public Warrants outstanding and 292,250 Private Warrants outstanding. Each whole Public Warrant and Private Warrant entitles the registered holder to purchase one-half share of the Company’s ordinary share at a price of $11.50 per share, subject to the following conditions discussed below.

The Company may redeem the Public Warrants and Private Warrants in whole and not in part, at a price of $0.01 per warrant:

● at any time while the warrants are exercisable and prior to their expiration,

● upon not less than 30 days’ prior written notice of redemption to each warrant holder,

● if, and only if, the reported last sale price of the ordinary shares equals or exceeds $16.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading days period ending on the third trading business day prior to the notice of redemption to warrant holders, and,

● if, there is a current registration statement in effect with respect to the Ordinary Shares underlying the Warrants for each day in the 30-day trading period and continuing each day thereafter until the Redemption Date or the cashless exercise of the Warrants is exempt from the registration requirements under the Securities Act of 1933, as amended (the “Act”)

If the Company calls the warrants for redemption as described above, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted for splits, dividends, recapitalizations and other similar events. Additionally, in no event will the Company be required to net cash settle the warrants.

The only difference between Public Warrants and Private Warrants is that the Private Warrants will not be transferable, assignable or salable until after the completion of reverse recapitalization.

The summary of warrants activity is as follows:

	Warrants Outstanding	Ordinary Shares Issuable	Weighted Average Exercise Price	Average Remaining Contractual Life
December 31, 2022	8,917,250	4,458,625	$11.50	4.88
Granted	-	-	$-	-
Forfeited	-		$-	-
Exercised	-		$-	-
December 31, 2023	8,917,250	4,458,625	$11.50	4.88
Granted	-	-	$-	-
Forfeited	-	-	$-	-
Exercised	-	-	$-	-
June 30, 2024	8,917,250	4,458,625	$11.50	3.38

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Earnout shares

As part of the Business Combination, Watermark is entitled to the 4,000,000 Earnout Shares of the Company’s no par value ordinary shares subject to the following four triggering events:

●	1,000,000 additional Earnout Shares to be issued if during the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, the Company’s share price is equal to or greater than Fifteen Dollars ($15.00) after the Closing Date (“Triggering Event 1”);
●	1,000,000 additional Earnout Shares to be issued if during the period beginning on the first anniversary of the Closing Date and ending on the second anniversary of the Closing Date, the Company’s share price is equal to or greater than Twenty Dollars ($20.00) (“Triggering Event 2”);
●	1,000,000 additional Earnout Shares to be issued if the consolidated audited financial statements of EUDA for the fiscal year commencing January 1, 2023 and ending December 31, 2023, reflect that EUDA has achieved both of the following financial metrics for such fiscal year: (x) revenues of at least $20,100,000 and (y) net income attributable to EUDA of at least $3,600,000 (“Triggering Event 3”);
●	1,000,000 additional Earnout Shares to be issued if the consolidated audited financial statements of EUDA for the fiscal year commencing January 1, 2024 and ending December 31, 2024, reflect that EUDA has achieved both of the following financial metrics for such fiscal year: (x) revenues of at least $40,100,000 and (y) net income attributable to EUDA of at least $10,100,000 (“Triggering Event 4”).

The Earnout Shares are accounted for as equity classified equity instruments, were included as merger consideration as part of the Reverse Recapitalization and recorded in capital. The fair value of the Earnout Shares was estimated using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the market condition targets may not be satisfied.

The fair value of the Earnout Shares for Triggering Event 1 and 2 was estimated using the following assumptions:

Closing date	November 17, 2022
Share price of the Company as of closing date	$5.21
Average daily return rate	0.02%
Daily volatility for Triggering Event 1	4.74%
Daily volatility for Triggering Event 2	4.30%

Risk-free rate for Triggering Event 1	4.75%
Risk-free rate for Triggering Event 2	4.49%

Grant Price for Trigging Event 1	$15.0
Grant Price for Trigging Event 2	$20.0

As a result, the Company determined the fair value of the Earnout Shares for Triggering Event 1 and 2 is amounted to $1,926,610 and $3,273,019, respectively, and recorded the same amount in consolidated statements of change in shareholders’ equity (deficit) and consolidated statements of operations and comprehensive loss as earnout share payment for the year ended December 31, 2022.

In addition, Company determined that the probabilities of achieving the revenue and net income thresholds are nil for Triggering Event 3 and 4 and estimated the fair value of the Earnout Shares of nil.

Note 15 – Income taxes

British Virgin Islands

KRHL and SGGL are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Singapore

The Company’s subsidiaries incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first approximately $8,000 (SGD 10,000) taxable income and 50% of the next approximately $144,000 (SGD 190,000) taxable income are exempted from income tax.

Malaysia

The Company’s subsidiary incorporated in Malaysia is governed by the income tax laws of Malaysia and the income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Income Tax Act of Malaysia, enterprises that incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis.

The United States and foreign components of loss before income taxes were comprised of the following:

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
	(Unaudited)	(Unaudited)
Singapore	$(667,572)	$(655,579)
Foreign	(16,081,681)	(6,524,186)
Total loss (income) before income taxes	$(16,749,253)	$(7,189,765)

The provision (benefit) for income taxes consisted of the following:

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
	(Unaudited)	(Unaudited)
Current	$-	$-
Deferred	(979)	-
Provision (benefit) for income taxes	$(979)	$-

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:

	June 30, 2024	December 31, 2023
	(Unaudited)
Deferred Tax Assets
Valuation allowance for credit losses	$417	$426
Net operating loss carryforwards	631,377	544,385
Lease liabilities	37,161	20,574
Less: valuation allowance*	(620,130)	(545,099)
Total deferred tax assets, net	$48,824	$20,286

Deferred Tax Liabilities
Right of use assets	$(48,824)	$(20,286)
Amortization of intangible assets	(80,099)	-
Total deferred tax liabilities	(128,923)	(20,286)
Deferred tax assets/(liabilities), net	$(80,099)	$-

*	The valuation allowance on all deferred tax assets increased by $75,031 from December 31, 2023 to June 30, 2024.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

As of June 30, 2024 and December 31, 2023, the Company had net operating losses carry forward (including temporary taxable difference of bad debt expense) of approximately $3.8 million and $3.2 million, respectively, from the Company’s Singapore and Malaysia subsidiaries. The net operating losses from the Singapore subsidiaries can be carried forward indefinitely, while the net operating losses from the Malaysia subsidiary can be carried forward of ten years. Due to the limited operating history of certain Singapore and Malaysia subsidiaries, the Company is uncertain when these net operating losses can be utilized. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses (including temporary taxable difference of bad debt expense) of approximately $0.6 million and $0.5 million related to Singapore and Malaysia subsidiaries as of June 30, 2024 and December 31, 2023, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the six months ended June 30, 2024 and 2023.

Taxes payable consist of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)
GST taxes payable	$218,019	$192,956
Income taxes payable	2,822	15,699
Totals	$220,841	$208,655

Note 16 – Concentrations risks

(a) Major customers

For the six months ended June 30, 2024 and 2023, no customer accounted for 10% or more of the Company’s total revenues.

As of June 30, 2024, three customers accounted for 23.7%, 23.7%, and 16.6% of the Company’s total balance of accounts receivable, respectively. As of December 31, 2023, three customers accounted for 23.9%, 11.9%, and 10.6% of the Company’s total balance of accounts receivable, respectively.

(b) Major vendors

For the six months ended June 30, 2024 and 2023, no vendor accounted for 10% or more of the Company’s total purchases.

As of June 30, 2024 and December 31, 2023, two vendors accounted for 10% or more of the Company’s total balance of accounts payable. This did not make the Company vulnerable to concentration risks as the balance is insignificant.

(c) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to approximately $57,000 (SGD 75,000) per account. As of June 30, 2024 and December 31, 2023, the Company had cash balance of $11,229 and $177,205 was maintained at DI Scheme banks in Singapore, of $0 and $84,870 was subject to credit risk, respectively. The United States’ Federal Deposit Insurance Corporation (FDIC) standard insurance amount is up to $250,000 per depositor per insured bank. As of June 30, 2024 and December 31, 2023, the Company had cash balance of $218,397 and $10,820 was maintained at banks in the United States, of which none was subject to credit risk. The Malaysia deposit insurance corporation (PIDM) standard insurance amount is up to approximately $53,000 (MYR 250,000) per depositor per insured bank. As of June 30, 2024 and December 31, 2023, the Company had cash balance of $145,330 and $0 was maintained at banks in Malaysia, of $92,336 and $0 was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company is also exposed to risk from accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 17 – Leases

As of June 30, 2024 and December 31, 2023, the Company has leased three\ offices, which were classified as operating leases. In addition, the Company had two office equipment leases which were classified as finance leases.

The Company occupies various offices under operating lease agreements with a term shorter than twelve months which it elected not to recognize lease assets and lease liabilities under ASC 842. Instead, the Company recognized the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company recognized lease expense on a straight-line basis over the lease term for operating lease. Meanwhile, the Company recognized the finance leases ROU assets and interest on an amortized cost basis. The amortization of finance ROU assets is recognized on an accretion basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period.

The ROU assets and lease liabilities are determined based on the present value of the future minimum rental payments of the lease as of the adoption date, using weighted average interest rate of 7.12% and 9.60% for operating lease and finance lease, respectively. The interest rate was determined using incremental borrowing rate with similar term in Singapore and Malaysia.

Operating and finance lease expenses consist of the following:

		For the Six Months Ended June 30,
	Classification	2024	2023
		(Unaudited)	(Unaudited)
Operating lease cost
Lease expenses	General and administrative	$73,811	$35,024
Lease expenses – short-term	General and administrative	-	-
Finance lease cost
Amortization of leased asset	General and administrative	3,561	4,729
Interest on lease liabilities	Other expense -Interest expenses	1,478	1,267
Total lease expenses		$78,850	$41,020

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Weighted-average remaining term and discount rate related to leases were as follows:

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Weighted-average remaining term
Operating lease	1.17 years	1.29 years
Finance leases	3.92 years	4.42 years
Weighted-average discount rate
Operating lease	7.12%	7.35%
Finance leases	9.60%	9.60%

The following table sets forth the Company’s minimum lease payments in future periods as of June 30, 2024:

	Operating lease	Finance lease
	payments	payments	Total
Twelve months ending June 30, 2025	$211,333	$6,489	$217,822
Twelve months ending June 30, 2026	52,231	7,959	60,190
Twelve months ending June 30, 2027	-	7,959	7,959
Twelve months ending June 30, 2028	-	14,584	14,584
Twelve months ending June 30, 2029	-	-	-
Total lease payments	263,564	36,991	300,555
Less: discount	(11,131)	(7,258)	(18,389)
Present value of lease liabilities	$252,433	$29,733	$282,166

Note 18 – Commitments and contingencies

Contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited condensed consolidated financial statements.

On May 12, 2023, there were disagreements between the directors and formers directors of the Company concerning, among others, the legitimacy of:

a)	The purported appointment of David Capes (“Mr. Capes”) as the Chairman of the Board of in place of Gerald Lim;
b)	The purported appointment of Leonard Chee Hyong Chia (“Leonard”) to the Board as a replacement director;
c)	The purported removal of certain individuals as director(s) of the Company by Mr. Capes and Leonard;
d)	The removal of Mr. Capes as a director of the Company and from all Board committees on which he served on May 11, 2023;
e)	The dispute by Mr. Capes regarding his removal as a director of the Company;
f)	The validity of the purported shareholders’ resolutions of the Company dated May 12, 2023 (the “Resolutions”); and
g)	The various other issues raised by the Board from time to time.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Upon consultation with the Company’s external counsel, the Board determined that the Resolutions were prima facie invalid and of no effect from the outset, and could be subject to legal challenges. The Board notes that Mr. Capes and his associates have not furnished any proof sustaining their allegation that the Resolutions were validly passed. The Board notes that Mr. Capes and his associates have not obtained any valid court order on the validity of the Resolutions. As of the date of this report, the Company does not expect the legal challenges among the disagreements between the directors and formers directors of the Company will have a material adverse effect on the business, financial condition or results of operations of the Company.

The Company also filed a claim against Mr. Capes and one other defendant as a separate case in July 2023 in connection with unlawfully obstructed access to KRHSG’s client and clinic management systems, disrupting their business and resulting in losses to KRHSG in May 2023. The case has been accepted by the Court in September 2023 and the Company believe it has a reasonably good case against the defendants. As of the date of this report, the case is still ongoing and the contingent gain outcome of this case cannot be estimated as this time.

As of June 30, 2024 and December 31, 2023, except as disclosed above, the Company is not currently a party to any material legal proceedings, investigation or claims. However, the Company may, from time to time, be involved in legal matters arising in the ordinary course of its business. While the Company is not presently subject to any material legal proceedings, there can be no assurance that such matters will not arise in the future or that any such matters in which the Company is involved, or which may arise in the ordinary course of the Company’s business, will not at some point proceed to litigation or that such litigation will not have a material adverse effect on the business, financial condition or results of operations of the Company.

Note 19 – Subsequent events

The Company evaluated all events and transactions that occurred after June 30, 2024 up through October 18, 2024, the date the Company issued these unaudited condensed consolidated financial statements.

On August 19, 2024, CKHP and 8i Asia entered into a promissory note agreement (the “Promissory Note”). Under the terms of the Promissory Note, 8i Asia granted CKHP an extended repayment period, allowing CKHP to repay the outstanding balance of the Purchase Consideration by December 31, 2024, with a 0% interest rate on the outstanding amount. (refer to Note 12)

In August 2024, CKHP has commence its operation in the business of direct sales of wellness products, therapies and services.

On August 16, the Company disposed 100% equity interest in Zukiheath to Alfred Lim who is the executive director of the Company with no consideration.

Other than the events described above, the Company did not identify any additional subsequent events that would require disclosure.